Exhibit 4.2.a
AMENDMENT
TO THE
FMC CORPORATION
NON-QUALIFIED SAVINGS & INVESTMENT PLAN

WHEREAS, FMC Corporation (the “Employer”) sponsors the FMC Corporation Non-qualified Savings & Investment Plan (the “Plan”) for the purpose of providing deferred compensation for a select group of management or highly compensated employees;

WHEREAS, the Plan is made up of a basic plan document and an adoption agreement (the “Adoption Agreement”); and

WHEREAS, the Employer now desires to amend the Plan's eligibility provisions;

NOW, THEREFORE, by virtue of the authority reserved to the Employer by Section 10.1 of the Plan, the Plan is hereby amended, effective January 1, 2018, as follows:

Section 2.01(ii) of the Adoption Agreement is amended to read as follows:

(ii) x Eligible Employees are those employees of the Employer who satisfy either of the following criteria:

(I) An employee who earned a total of at least $250,000 (based on Compensation including Bonus) in the immediately preceding Plan Year and is reasonably expected to earn at least $250,000 in the current Plan Year. Effective for the Plan Year beginning January 1, 2020, the annual compensation amounts set forth above shall be increased by $20,000, and for each Plan Year thereafter, such annual compensation amounts shall be increased by an additional $10,000, but in no event shall such amounts exceed the compensation limitation of Section 401(a)(17) of the Code (as adjusted) applicable to such Plan Year. Effective for the Plan Year beginning January 1, 2024, and each Plan Year thereafter, the annual compensation amounts set forth above shall equal the compensation limitation of Section 401(a)(17) of the Code (as adjusted). An employee who meets the preceding criteria for a Plan Year and makes a salary or bonus deferral election for such Plan Year, but who does not meet the criteria for a subsequent Plan Year, will remain an Eligible Employee provided such employee continuously elects to make deferrals under the Plan. If such an employee fails to continuously participate in the Plan, they must thereafter again satisfy such criteria in order to be an Eligible Employee.

(II) An employee who had a salary or bonus deferral agreement in place for the Plan Year beginning January 1, 2017, but who does not meet the criteria of Paragraph (I), will remain an Eligible Employee provided such employee continuously elects to make deferrals under the Plan for each Plan Year thereafter (a “Grandfathered Employee”). A Grandfathered Employee who fails to make a deferral election for any Plan Year beginning on or after January 1, 2018, must thereafter satisfy the criteria in Paragraph (I) in order to be an Eligible Employee.

The Plan, as hereby amended, shall continue in full force and effect.

IN WITNESS WHEREOF, the Employer has caused this Amendment to be executed by a duly authorized representative this 18th day of December, 2019.

FMC CORPORATION
By: /s/ Kyle Matthews
Kyle Matthews, Vice President, Human Resources